Exhibit 99.1

First Mining Provides Update on Operations at Springpole Gold Project

VANCOUVER, BC, Aug. 5, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to report that, further to the Company's news release on July 5, 2021, the forest fire currently active near the Company's Springpole Gold Project ("Springpole" or the "Project") has now been classified as "Under Control" by the Ministry of Natural Resources and Forestry ("MNRF").  Through the efforts of the MNRF firefighters and the First Mining team, the fire did not cause any damage to the infrastructure or equipment at Springpole.  Since July 21, 2021, the MNRF has had an Emergency Area Order in place covering a large region of northwest Ontario which restricts or prohibits certain mineral exploration activities deemed to be a fire risk and which has limited First Mining's ability to continue drill programs and other work outside of the Springpole camp. First Mining anticipates resuming this work once the Emergency Area Order has been lifted.

First Mining's staff and consultants have remobilized to Springpole over the past week and are continuing limited work related to environmental data collection, geological logging and sampling work, as well as maintenance work on drills and equipment on site, whilst remaining in full compliance with the MNRF Emergency Area Order regarding restricted or prohibited activities.

First Mining expects to receive more guidance from the MNRF on timing to resume field work in the coming weeks and anticipates some delays to the current work programs.  First Mining will provide an update on the progress of technical and environmental work at Springpole, along with further details related to regional exploration plans, once it is able to resume field work at Springpole.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the timing for the MNRF's Emergency Area Order to be lifted; (ii) the timing for the resumption of drill programs at Springpole and other work outside of the camp; (iii) the timing for the receipt of further guidance from the MNRF with respect to resuming field work at Springpole; (iv) the timing of any further news releases from the Company in respect of regional drilling plans for Springpole and the progress of technical and environmental work at Springpole; (v) the advancement and merits of the Goliath Gold Project; and (vi) the submission of the EIS for the Springpole Gold Project.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Richard Huang | Vice President, Corporate Development, Direct: +1 604 639 8824 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 05-AUG-21